UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

United Energy Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

910900208

(CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016
(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 18, 2008

   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,157,629
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,157,629
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,629
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14		TYPE OF REPORTING PERSON IN

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SHERLEIGH ASSOCIATES INC. PROFIT SHARING PLAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,157,629
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,157,629
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157,629
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14		TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 each (“Common Stock”) of United Energy Corp., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

Item 2. Identity and Background.

(a) This Statement is being filed by Jack Silver and Sherleigh Associates Inc. Profit Sharing Plan (“Sherleigh”, and together with Mr. Silver, the “Reporting Persons”). Sherleigh is a trust of which Mr. Silver is the trustee.

(b) The address of the Reporting Persons is c/o SIAR Capital LLC, 660 Madison Avenue, New York, New York 10021.

(c) Mr. Silver is the principal investor and manager of SIAR Capital, LLC, an independent investment fund whose address is 660 Madison Avenue, New York, New York 10021.

(d) and (e) The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of March 18, 2005 (the “Purchase Agreement”), among the Issuer, Sherleigh and Joseph J. Grano, Jr., in March 2005, Sherleigh purchased from the Issuer 533,333 shares of Common Stock and Series A Warrants to acquire 266,667 shares of Common Stock for a purchase price of $426,664. Thereafter, during the period of August 2005 through January 2006, Sherleigh acquired, pursuant to the Purchase Agreement, 800,000 additional shares of Common Stock and additional Series A Warrants to acquire 400,000 shares of Common Stock for an aggregate purchase price of $639,667. Then in March 2006, pursuant to the Purchase Agreement, as amended, Sherleigh acquired 3 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”), Series B Warrants to acquire 12,000 shares of Common Stock and Series C Warrants to acquire 5,004,000 shares of Common Stock for a purchase price of $24,000. The source of funds used for each of the above described purchases by Sherleigh was the working capital of Sherleigh. None of the funds used in connection with such purchases were borrowed by Sherleigh.

Item 4. Purpose of Transaction.

Sherleigh considers the Common Stock, the warrants and the Preferred Stock that it beneficially owns an investment made in its ordinary course of business. As described below under Item 6, upon the occurrence of certain Triggering Events, Sherleigh as the holder of all of the outstanding shares of the Preferred Stock is entitled to designate and elect up to a majority of the members of the Issuer’s board of directors. On January 18, 2008, Sherleigh sent notice to the Company of its intent to exercise its right to designate a majority of the board under the Purchase Agreement. In the notice, Sherleigh named Mr. Silver and two other employees of SIAR Capital, LLC, Adam Hershey and Peter Rappaport, as its nominees. Thereafter, on January 25, 2008, the board of directors of the Company elected Messrs. Silver and Hershey, but not Mr. Rappaport to fill vacancies in the Issuer’s board. In addition, Mr. Silver was appointed as Chairman of the Board. The Reporting Persons presently intend to cause Mr. Rappaport to be elected to the Issuer’s board in the near future.

Sherleigh intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Except as set forth herein, the Reporting Person has no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 3,157,629 shares of Common Stock, representing 9.9% of the outstanding shares of Common Stock (based upon 31,030,115 shares of Common Stock outstanding as of November 14, 2007, as reported in the Issuer’s quarterly report on Form 10-QSB for the quarter ended September 30, 2007). Such shares of Common Stock beneficially owned by the Reporting Person include (i) 2,313,333 shares of Common Stock held by Sherleigh; (ii) 5,682,667 shares of Common Stock issuable upon exercise of warrants held by Sherleigh; and (iii) 24,000 shares of Common Stock issuable upon conversion of 3 shares of Preferred Stock held by Sherleigh, but excludes shares of Common Stock underlying such warrants and Preferred Stock to the extent following the exercise or conversion thereof, the Reporting Persons would be deemed to beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Issuer. Pursuant to the terms of the warrants and the Preferred Stock, the warrants and the Preferred Stock cannot be exercised or converted to the extent following such exercise or conversion the holder or its affiliates would beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Issuer.

(b) The Reporting Persons have the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c) No transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Securities Purchase Agreement

As described above, pursuant to the Purchase Agreement , as amended by the First Amendment to Securities Purchase Agreement, dated as of January 26, 2006 and by the Second Amendment to Securities Purchase Agreement, dated as of March 9, 2006, Sherleigh purchased from the Issuer (a) 1,333,333 shares of Common Stock; (b) Series A Warrants to acquire 666,667 shares of Common Stock; (c) Series B Warrants to acquire 12,000 shares of Common Stock; (c) Series C Warrants to acquire 5,004,000 shares of Common Stock; and (d) 3 shares of Preferred Stock.

In addition, pursuant to the Purchase Agreement, as amended, and the Preferred Stock, upon the occurrence of a “Triggering Event” and during the “Period of Triggering Event”, the holders of the majority of the outstanding Preferred Stock have the right to designate up to a majority of the members of the Issuer’s board of directors. “Triggering Event” is defined as (i) failure of the Issuer to have gross revenues of at least $5 million for the six month period ending September 30, 2006 or (ii) material breach by the Issuer of any of its representations, warranties, agreements or covenants contained in the Purchase Agreement and certain other agreements and instruments entered into in connection therewith. The Issuer failed to have gross revenues of at least $5 million for the six months ended September 30, 2006, and thus a Triggering Event has occurred. “Period of the Triggering Event” is defined as date commencing upon the occurrence of a Triggering Event and ending on the date the purchasers under the Purchase Agreement no longer hold in the aggregate at least 1,500,000 shares of Common Stock issued pursuant to the Purchase Agreement and issuable upon the exercise of any warrants issued pursuant to the Purchase Agreement or upon conversion of the Preferred Stock.

The Purchase Agreement also provides that until March 18, 2009, the purchasers have the right to participate in any future equity financing, including securities convertible into or exchangeable into equity securities.

Series A, Series B and Series C Warrants

Each of the Series A, Series B and Series C Warrants provide that they may be exercised at any time prior to the five year anniversary date of the issuance of such warrants, for an exercise price of $1.00 per share. The warrants also provide for cashless exercise at the option of the holder and anti-dilution protection in the event the Issuer is deemed to have issued shares of Common Stock for a price less than the exercise price.

Series A Convertible Preferred Stock

Each share of Preferred Stock earns dividends at the rate of 6% per annum of the Stated Value of $8,000. Such dividends are payable from legally available funds on June 30th and December 30 of each year, or at the option of the holder, in shares of Common Stock of the Company at $1.00 per share.

Each share of Preferred Stock is convertible into 8,000 shares of Common Stock at the option of the holder. Such conversion rate is subject to anti-dilution protections in the event the Issuer is deemed to have issued shares of Common Stock at a price less than the conversion price.

The holders of the Preferred Stock have no voting rights except as required by law and except the right to designate and elect a majority of the Issuer’s board of directors upon the occurrence of a Triggering Event, as described in Item 4 above.

In the event of a liquidation, dissolution or winding up of the Issuer’s business, the holders of the Preferred Stock have a liquidation preference equal to $8,000 per share of Preferred Stock plus all accrued but unpaid dividends thereon.

Registration Rights Agreement

In connection with the Purchase Agreement the Issuer, Sherleigh and the Mr. Grano entered into a Registration Rights Agreement, dated as of March 18, 2005 (the “2005 Registration Rights Agreement”). Pursuant to the 2005 Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock underlying the Series A Warrants, the Series B Warrants and the Preferred Stock.

In connection with the Second Amendment to Securities Purchase Agreement, the Issuer and Sherleigh entered into a Registration Rights Agreement, dated as of March 9, 2006 (the “2006 Registration Rights Agreement”). Pursuant to the 2006 Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock underlying the Series C Warrants.

The foregoing summaries of the Purchase Agreement, the Series A, Series B and Series C Warrants, the Preferred Stock and the Registration Rights Agreements are qualified in their entirety by reference to the copies of such agreements which are incorporated by this reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.
Securities Purchase Agreement, dated March 18, 2005, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)

2.
First Amendment to Security Purchase Agreement, dated January 26, 2006, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed January 27, 2006)

3.
Second Amendment to Security Purchase Agreement, dated March 9, 2006, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8 filed March 9, 2006)

4.	Form of the Series A Warrant (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)
5.	Form of the Series B Warrant (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)
6.	Form of the Series C Warrant (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
7.	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
8.
Registration Rights Agreement, dated March 18, 2005, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)

9.	Registration Rights Agreement, dated March 9, 2006, between the Issuer and Sherleigh (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2008

_/s/ Jack Silver
Jack Silver

SHERLEIGH ASSOCIATES INC.
PROFIT SHARING PLAN

By:_/s/ Jack Silver
Name: Jack Silver
Title: Trustee